June 2, 2010

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Mr. Jeffrey P. Riedler

Assistant Director

Re:                             Adolor Corporation.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Schedule 14A filed April 5, 2010

SEC File No. 000-30039

Ladies and Gentlemen:

I am writing on behalf of Adolor Corporation (the “Company”) in response to the comments contained in the staff’s letter dated May 20, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  For the convenience of the staff’s review, I have set forth the comments contained in the Comment Letter along with the responses of the Company.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business, page 3

•                  We note your discussion of collaboration and license agreements relating to ENTEREG starting on page 4.  Please provide draft disclosure to be included in your next Form 10-K which includes the following information:

•                  The total potential milestone payments to be received under your collaboration agreement with Glaxo Group Limited;

•                  The total potential milestone payments due under the Roberts license agreement to Shire U.S. Inc. and Eli Lilly and Company;

•                  The range of royalties within ten percent to be paid under the Roberts license agreement; and

•                  The range of royalties within ten percent to be received under your collaboration agreement with Pfizer Inc.

RESPONSE:

Glaxo Group Limited Collaboration Agreement — There are no potential additional milestone payments to be received under the Company’s collaboration agreement with Glaxo Group Limited (Glaxo).  Accordingly, the Company does not believe that any additional disclosures are necessary.

Roberts License Agreement — There are no additional milestone payments potentially due from the Company under the licenses related to certain of the ENTEREG patents; accordingly, the Company does not believe that any additional disclosures are necessary.

Beginning with the Company’s Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), the Company proposes to include language substantially similar to the following to address the Staff’s comments related to the range of royalties to be paid under the Roberts license agreement:

“In November 1996, Roberts Laboratories Inc. (Roberts) licensed from Eli Lilly and Company (Lilly) certain intellectual property rights relating to ENTEREG.  In June 1998, we entered into an option and license agreement with Roberts under which we sublicensed these rights from Roberts.  In December 2000, Shire U.S. Inc. became the successor in interests to Roberts under our option and license agreement with Roberts.  Our license to ENTEREG and our obligations to pay, in the aggregate, single-digit royalties on net sales of ENTEREG to Shire and Lilly expire on the later of either the date of the last to expire of the licensed Lilly patents or November 5, 2011.  We also have made license and milestone payments under this agreement totaling $2.5 million, including $0.9 million paid during the year ended December 31, 2008 as a result of ENTEREG receiving regulatory approval.”

Pfizer Collaboration Agreement — Presently, the Company is developing its two delta opioid receptor agonist molecules for sale in the United States market under a profit and loss sharing arrangement with Pfizer Inc.  As the Company is responsible for a portion of the development costs of these molecules, it has disclosed the cost sharing percentage applicable to it in its 2009 Form 10-K.  However, the Company has not disclosed the royalty rates the Company would receive if it were to elect in the future to convert its profit share arrangement to a royalty.  The Company presently has no plans to convert its share of U.S. net profits to a royalty and thus does not believe that such royalty rates are material to the Company.  Outside the United States, plans for the development of the delta molecules have not been formalized given the product’s early stage of development, and thus the Company does not believe that the future royalty rates on ex-U.S. sales, if any, are material to the Company.  In the future, if a decision is reached to convert its share of U.S. net profits to a royalty or as ex-U.S. development plans are finalized, the Company will reassess the materiality of the royalty percentages.

As importantly, the Company believes that disclosure of the Pfizer royalty amounts would substantially harm the Company’s competitive position, without providing any concomitant benefit to the investing public or the Company’s stockholders.  The disclosure of even a range of royalties that exists in the Pfizer agreement outside the United States or if the Company were to elect to convert its U.S. share to a royalty could adversely affect the Company’s competitive position in the industry by allowing its competitors to use the information to obtain more favorable terms for themselves while also preventing the Company from negotiating more favorable terms in subsequent collaboration agreements with other parties.  For this reason, the Company believes that the current disclosure concerning the terms of the Pfizer arrangement should not be expanded to include details of the range of royalties requested by the staff.

Intellectual Property Position and Regulatory Exclusivity, page 5

2.              We note the following statement on page 5: “We have rights to patents related to ENTEREG that will expire between 2011 and 2020, including U.S. patents claiming the composition of alvimopan that will expire between 2011 and 2013…We have rights to other patents and patent applications that also may protect ENTEREG.  These patents include U.S. patents claiming the use of ENTEREG that expire in 2020 and various formulation patents.”  Please provide draft disclosure to be included in your next Form 10-K which discloses the number of patents related to ENTEREG to which the company currently holds rights and the jurisdictions of each.  Also, to the extent you have not discussed the license agreements under which these patent rights are held and you consider the patents material to your business, please disclose the material terms of the license agreements including the parties thereto, the term and termination provisions, the total potential milestone payments and any royalties to be paid under each.

RESPONSE:

Beginning with the 2010 Form 10-K, the Company proposes to include language substantially similar to the following to address the Staff’s comments above:

“We have rights to patents related to ENTEREG that will expire between 2011 and 2020, including two U.S. patents claiming the composition of alvimopan that will expire in 2011 and 2013.  After the approval of ENTEREG in May 2008, we filed for a patent term extension to extend the term of one of these patents by five years.  There can be no assurance that our application for patent term extension will be granted or that, if granted, the term extension will be five years.  If we are granted patent term extension for an ENTEREG patent, we cannot be assured that any such extension will provide meaningful proprietary protection during the period of extension.  We have rights to eight other U.S. patents and patent applications that also may protect ENTEREG.  These include a U.S. patent claiming the use of ENTEREG that expires in 2020 and various issued U.S. formulation patents.”

The rights to the eight other U.S. patents and patent applications referenced above are not held pursuant to license agreements and, thus, the Company does not believe that any additional disclosure is necessary.

Schedule 14A filed April 5, 2010

Has the Company considered whether its compensation policies and practices are reasonably likely to have a material adverse effect on the Company? Page 8

3.              We note your disclosure in response to Item 402(s) of Regulation S-K on page 8 of the filing.  Please describe the process you undertook to reach the conclusion that your compensation policies are not reasonably likely to have a material adverse effect on the Company.

RESPONSE:

During early 2010, the Adolor Board of Directors considered whether the Company’s compensation policies and practices are reasonably likely to have a material adverse effect on the Company.  As part of this review, the Board considered, among other things, each of the items contained in the non-exclusive list of situations (contained in Item 402(s) of Regulation S-K) where compensation programs may have the potential to raise material risks to a company; following that review, the Board concluded that such situations were not applicable to the Company’s compensation program.  The Board also specifically considered that the development and commercialization of pharmaceutical products involves significant development, regulatory and commercial risks, but that such risks are inherent in the Company’s efforts to build long-term stockholder value.  Successfully developing and commercializing a new drug requires the achievement of a series of milestone events (e.g., completion of Phase 1, 2 and 3 clinical studies, submission of a new drug application, etc.) over a number of years.  The corporate objectives established each year by the Board of Directors as part of the Company’s compensation policies and practices are focused on completing these specific milestone events and, in the Board’s view, are consistent with the overall risk and reward structure for the Company.  The individual annual objectives established for each Adolor employee are directed to supporting the broader corporate objectives approved by the Board.  As such, the Board does not believe that the Company’s compensation policies and practices have the potential to incentivize its employees to create risks that are reasonably likely to have a material adverse effect on the Company.

Discussion and Analysis of our 2009 Compensation Program and Awards, page 16

Bonus Plan, page 17

4.              We note your discussion of your 2009 Corporate Objectives on page 17.  Please provide draft disclosure to be included in your next Form 10-K which quantifies the “commercial objective” and “financial objective” listed as bullet points one and three, respectively.  Please also discuss how individual performance is evaluated in the context of the bonus plan.  Finally, please confirm that you will discuss how the level of achievement of each of the Corporate Objectives and individual performance translate into the compensation awarded in your next Form 10-K.

RESPONSE:

With respect to the “commercial objective” referenced above, the Company proposes to include language in the 2010 Form 10-K substantially similar to the following to address the Staff’s comments:

•                  “A commercial objective (XX%) tied to the achievement of net sales of ENTEREG of $XX million in 2010”

With respect to the “financial objective” referenced above, the Company notes that its 2010 Corporate Objectives do not contain a financial objective.

The bonus award for an NEO under the Company’s Incentive Compensation Plan is initially determined by reference of the Company’s achievement against the pre-established corporate objectives.  Following this initial determination, an NEO’s individual achievements will be subjectively considered by the Compensation Committee to arrive at a final determination of the amount of bonus, if any, to be awarded to the NEO.  Beginning with the 2010 Form 10-K, the Company will clarify in its disclosure how individual performance, coupled with the level of achievement of the corporate objectives, translate into the bonus compensation awarded to an NEO.

Long-term Incentive Compensation, page 19

5.              We note the following statement on page 19: “In determining the mix of stock options and deferred stock, the Committee considers the following factors: the total shares available under the Plans and the most efficient use of the available shares; Peer Group comparisons; and retention of NEO’s.”  Please confirm that you will discuss how each of these factors translates into the stock options and DSUs awarded in your next Form 10-K.

RESPONSE:

In the 2010 Form 10-K, the Company will further describe how the factors considered by the Compensation Committee translate into the stock options and DSUs awarded.

* * * *

In responding to the comments of the staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at 484-595-1963 or Stephen Webster at 484-595-1040.

Sincerely,

/s/ John M. Limongelli

John M. Limongelli
Senior Vice President, General Counsel and Secretary

cc:  Stephen Webster, Sr. Vice President, Finance & Chief Financial Officer